January 31, 2025

Larry Choi
Chief Executive Officer
Rainbow Capital Holdings Limited
No. 710, 7/F, Wing On House
No. 71 Des Voeux Road Central
Central, Hong Kong

       Re: Rainbow Capital Holdings Limited
           Amendment No. 1
           Draft Registration Statement on Form F-1
           Submitted January 16, 2025
           CIK No. 0002046919
Dear Larry Choi:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 13, 2025 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Prospectus Summary, page 1

1. We note your response to prior comment 13. Please disclose in the prospectus summary that your company currently consists of 8 employees, comprising of 2 management and compliance personnel and 6 project execution staff. Consolidated Statements of Cash Flows, page F-6

2. We note your response to prior comment 21 and your reclassification of the
 January 31, 2025
Page 2

       HK$11,825,000 "Amount due from directors" to the financing activities of your consolidated statements of cash flow. Please tell us whether this line item, which you describe on pg. F-26 as a dividend to settle the amount due from directors, was a cash or non-cash transaction. Further, please revise your label for this line item on the statements of cash flows to more clearly describe the nature of this amount.
3. We note the change in the statement of cash flows, included in this amendment, to reclassify the amount due from directors from operating to financing activities. Please tell us your consideration to label the financial statements as restated, with accompanying explanatory footnotes, along with an updated audit opinion reflecting the restatement.
4. We note you present net cash used in financing activities in the amount of
       "(1,3,024,205)" for the year ended September 30, 2024. Please revise to correct this typographical error.
Notes to the Consolidated Financial Statements
Note 2     Summary of Significant Accounting Policies, page F-13

5. We note your response to prior comment 23 and your revised disclosure on pages F-
       14 and F-15. Please tell us, and revise your accounting policy disclosure as necessary to clarify, the following:
           For your IPO sponsorship services, we note your disclosure that "There are generally several performance obligations . . ." and that "The entire service fee of listing sponsorship services is allocated to a single performance obligation."
           Further, your disclosure on page F-14 notes that "The fees received upon signing the contract and other installments are recognized based on the point in time upon different stages such as (i) the submission of listing application to the Hong Kong
           Stock Exchange; (ii) the holding of first listing hearing by the listing committee of the Hong Kong Stock Exchange; and (iii) the successful listing on the Main Board or GEM of the Hong Kong Stock Exchange." Please clarify whether there are several performance obligations or a single performance obligation for your IPO sponsorship services, and revise your disclosure for consistency. For your financial advisory services, your disclosure on page F-15 discusses that
           "the entire transaction prices of financial advisory services are generally allocated to a single performance obligation" and that "Revenue from upfront payment and other installments is recognized based on the point in time either
(i) at the time of
           completion; or (ii) lapse of contracts." However, your revised disclosure also states that there are generally two performance obligations and identifies that the two performance obligations are 1) the submission of the listing application and
           2) the listing on the exchange. Please clarify whether there are one or two performance obligations for your financial advisory services, and revise your disclosure for consistency.
Note 8     Related Party Transactions and Balances, page F-23

6. We note your disclosure on page 40 stating that Rainbow Capital declared a dividend, on July 26, 2024, in the aggregate amount of HK$11,825,000
(approximately
       US$1,522,016) to Mr. Choi and Mr. Leung, the then shareholders of Rainbow Capital,
 January 31, 2025
Page 3

       for the purpose of settling the amounts due from them for the same amount. However, we also note that the change in the balance of amounts due from directors increased from HK$17,401,659 to HK$18,444,864 from September 30, 2023 to September 30,
       2024. Please provide us with a rollforward explaining the change in the amounts due from directors from September 30, 2023 to September 30, 2024, including showing how the dividend is reflected.
Note 11     Earning Per Shares, page F-25

7. We note that your weighted average number of ordinary shares outstanding for purposes of earnings per share calculations is 16,500,000, which appears to include both Class A and Class B ordinary shares. Please revise your filing to clearly disclose that the earnings per share amounts reflect both classes of your ordinary shares, as well as a description of the facts and circumstances (e.g., whether the classes share equally in dividends and residual net assets on a per share basis) supporting your presentation.
       Please contact Katharine Garrett at 202-551-2332 or Robert Klein at 202-551-3847 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance